UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, November 2021

Commission File Number 001-41085

SNOW LAKE RESOURCES LTD.

(Translation of registrant’s name into English)

242 Hargrave Street, #1700

Winnipeg, Manitoba R3C 0V1 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 1.01 Entry into a Material Definitive Agreement.

Entry into Underwriting Agreement

On November 18, 2021, Snow Lake Resources Ltd. (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with ThinkEquity LLC, as the representative for the underwriters listed on Schedule 1 thereto (the “Representative”), relating to the initial public offering (the “Offering”) of 3,200,000 common shares, no par value per share, of the Company (the “Common Shares”) at a price to the public of $7.50 per Common Share (the “Offering Price”), before underwriting discounts and commissions. The Offering is expected to close on or about November 23, 2021, subject to the satisfaction of customary closing conditions. The Company has also granted the Underwriters a 45-day option to purchase up to an additional 480,000 Common Shares at the Offering Price less the underwriting discounts and commissions, representing fifteen percent (15%) of the Common Shares sold in the Offering (the “Option”), from the Company. The Company expects to receive gross proceeds from the Offering of approximately $24,000,000, before deducting underwriting discounts and commissions and other estimated expenses.

The Offering was conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-254755) initially filed with the Securities and Exchange Commission on March 26, 2021 and declared effective on November 18, 2021 (“Effective Date”), and the Company’s Registration Statement on Form F-1 (File No. 333-261194), which was filed with the SEC pursuant to Rule 462(b) under the Securities Act of 1933, as amended, which was effective immediately upon filing on November 19, 2021.

Pursuant to the Underwriting Agreement, the Company will sell the Common Shares to the underwriter at the public offering price, less an underwriting discount equal to 7.5%. In addition, the Company shall issue to the Representative or its designees, warrants (“Underwriter Warrants”) to purchase a number of Common Shares equal to 5.0% of the number of shares sold in the Offering, including shares sold pursuant to exercise of the Option, at an initial exercise price per Common Share of $9.375, which is equal to 125% of the Offering Price. The Company will also pay the Representative a non-accountable expense allowance equal to 1.0% of the aggregate gross proceeds raised in the Offering and reimburse the Representative for certain expenses incurred in connection with the Offering.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company and customary conditions to closing. In addition, the Company, each of its executive officers and directors and shareholders holding more than 97% of the Company’s outstanding Common Shares on a fully-diluted basis, including the Company’s majority shareholder, Nova Minerals, have agreed, subject to certain exceptions set forth in the lock-up agreements, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale of, or otherwise dispose of, directly or indirectly, any shares of the Company’s Common Shares, or any securities convertible into or exercisable or exchangeable for shares of the Company’s Common Shares, for twelve (12) months from the Effective Date (in the case of such executive officers and directors) and 180 days from the Effective Date (in the case of the Company and such stockholders) without the prior written consent of the Representative.

Pursuant to the Underwriting Agreement, the Company agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement.

The foregoing description of the Underwriting Agreement and Underwriter Warrants do not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement and Underwriter Warrants, which are filed herewith as Exhibit 1.1 and 4.1, respectively, and are incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

As set forth above, the Company shall issue Underwriter Warrants to purchase a number of Common Shares equal to 5.0% of the number of shares sold in the Offering, including any shares sold pursuant to exercise of the Option. In connection with the foregoing, the Company relied upon the exemption from registration provided by Section 4(a)(2) under the Securities Act of 1933, as amended, for transactions not involving a public offering.

Item 8.01 Other Events.

Issuance of Press Release

On November 18, 2021, the Company issued a press release announcing the pricing of the Offering. The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

1.1	Underwriting Agreement, dated as of November 18, 2021, by and between Snow Lake Resources Ltd. and ThinkEquity LLC.
4.1	Form of Underwriter’s Warrant (included in Exhibit 1.1)
99.1	Press Release dated November 18, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2021	SNOW LAKE RESOURCES LTD.

	By:	/s/ Philip Gross
Philip Gross
Chief Executive Officer and Director

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